ARTICLES SUPPLEMENTARY
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                          LEGG MASON INCOME TRUST, INC.

         FIRST: The Board of Directors of Legg Mason Income Trust, Inc., a Maryland Corporation ("Corporation") organized on April 28, 1987, has, by action on May 12, 1989, increased the aggregate number of shares of capital stock that the Corporation has authority to issue from three hundred million (300,000,000) shares to one billion (1,000,000,000) shares. Of the three hundred million (300,000,000) shares of capital stock that the Corporation previously was authorized to issue, fifty million (50,000,000) shares were classified as the Legg Mason Investment Grade Income Portfolio and remain so classified; fifty million (50,000,000) shares were classified as the Legg Mason U.S. Government Intermediate-Term Portfolio and remain so classified; and two hundred million (200,000,000) shares were classified as the Legg Mason U.S. Government Money Market Portfolio and remain so classified.

         The seven hundred million (700,000,000) shares that the Corporation is newly authorized to issue are classified as shares of the Legg Mason U.S. Government Money Market Portfolio. The par value of the shares of capital stock remains 1/10th of one cent ($0.001) per share. Immediately before the increase in the aggregate number of authorized shares, the aggregate par value of all of the shares was three hundred thousand (300,000) dollars; as increased, the aggregate par value of all of the shares is one million (1,000,000) dollars. The par value of the shares of each of the Legg Mason Investment Grade Income
Portfolio  and the Legg Mason U.S.  Government  Intermediate-Term  Portfolio was
fifty thousand (50,000) dollars before the increase in the Corporation's authorized shares and so remains. The par value of the shares of the Legg Mason U.S. Government Money Market Portfolio was two hundred thousand (200,000) dollars before the increase in the Corporation's authorized shares; as increased, the par value of the shares of the Legg Mason U.S. Government Money Market Portfolio is nine hundred thousand (900,000) dollars.

         SECOND: The Corporation is registered with the U.S. Securities and Exchange Commission as an open-end investment company under the Investment Company Act of 1940.

         THIRD: The total number of shares of capital stock that the Corporation has authority to issue has been increased by the Board of Directors in accordance with Section 2-105(c) of the Maryland General Corporation Law.

         IN WITNESS WHEREOF, the undersigned President of Legg Mason Income Trust, Inc. hereby executes these Articles Supplementary on behalf of the Corporation, and hereby acknowledges these Articles Supplementary to be the act of the Corporation and further states under the penalties for perjury that, to the best of his knowledge, information and belief, the matters and facts set forth herein are true in all material respects.

Date:  May 31, 1989


/s/Edmund J. Cashman, Jr.              Attest:  /s/Barbara Diehl
---------------------------                    ----------------------------
Edmund J. Cashman, Jr.                          Barbara Diehl
President                                       Assistant Secretary